February 26, 2010

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington, D.C.  20549

Re:	The Tocqueville Trust (the “Trust”)
1933 Act Registration File No. 033-08746
1940 Act Registration File No. 811-04840

Dear Ms. Cole:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) in response to the comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC, by you on February 5, 2010 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 38 to its registration statement for the Tocqueville Fund, the Tocqueville Small Cap Fund, the Tocqueville International Value Fund, the Tocqueville Gold Fund, the Delafield Fund and the Select Fund (collectively, the “Funds”), each a series of the Trust.  PEA No. 38 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 21, 2009, and is anticipated to become effective on March 1, 2010.  PEA No. 38 was filed for the purpose of conforming the Trust’s Prospectus to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.  The Trust is filing this PEA No. 39 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate, and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the Securities and Exchange Commission (“SEC”), the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

*     *     *     *     *     *

The Trust’s responses to your comments are as follows:

General Prospectus Comments

Comment 1:
If the Funds will be using the summary prospectuses, please provide for the Staff’s review the legend that will appear on each summary prospectus, as required under Rule 498(b)(1)(v) under the Securities Act of 1933, as amended.

Response:
At this time, the Trust does not anticipate using the summary prospectuses in lieu of the statutory prospectuses.  However, if the Trust determines to use the summary prospectuses in the future, the Trust intends to use the following legend:

“Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks.  You can find the Fund’s prospectus and other information about the Fund online at http://www.tocquevillefunds.com.  You may also obtain this information at no cost by calling 800-697-3863.  The Fund’s prospectus and statement of additional information, both dated March 1, 2010, are incorporated by reference into this Summary Prospectus.”

Comment 2:	Please remove all service providers, except for the Funds’ investment adviser, if desired, from the cover page of the Prospectus.

Response:	The Trust responds by making the requested revision.

General Comments on Summary Sections (apply to all Fund, as applicable)

Comment 3:	With respect to any Fund that has a contractual fee waiver agreement in place, please revise the applicable footnote to the Fund’s Fees and Expenses tables as follows:

(i)          state how and under what circumstances the contractual agreement may be terminated; and

(ii)         remove the following sentence: “Please note that the Total Annual Fund Operating Expenses in the table above do not correlate to the ratio of Expenses to average net assets found within the “Financial Highlights” section of this prospectus.”

Response:	The Trust responds by making the following revisions:

(i)           The Trust has revised the following disclosure in the footnote to the Fee Table for the Tocqueville Fund:

“The investment advisor (the “Advisor”) has contractually agreed to waive the Tocqueville Fund’s management fees and/or reimburse expenses in order to ensure that the Tocqueville Fund’s Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement do not exceed 1.25% of its average daily net assets.  The Expense Limitation Agreement will remain in effect until March 1, 2011 and may not be terminated by the Advisor before such time.”

(ii)           The Trust has removed this disclosure.

Comment 4:	With respect to the text that is adjacent to the Funds’ Average Annual Total Returns Table, please:

(i)           Include the following statement in text adjacent to the table only if it is applicable to the Fund for the current year: “If the [Fund] incurs a loss, which generates a tax benefit if you sell your shares, the Return After Taxes on Distributions and Sale of Fund Shares may exceed the [Fund’s] other return figures”; and

(ii)           Remove the following sentence: “Had the sales load been included in the above table, the total returns would be less than those shown.”

Response:	(i)	The Trust responds by stating the text is applicable for the current year for each Fund.

(ii)	The Trust responds by removing the sentence as requested.

Comment 5:
With respect to the first sentence under the sub-heading entitled “Purchase and Sale of Fund Shares,” please replace “You may conduct transactions…” with “You may purchase, redeem or exchange Fund shares…”

Response:	The Trust responds by making the requested revision.

Summary Section – The Tocqueville International Value Fund

Comment 6:
The Staff notes that the Fund has included discussion of the risks related to investing in small cap companies and mid cap companies under the sub-heading entitled “Principal Risks.”  Please also include related discussion of the Fund’s ability to invest in small cap and mid cap companies under the sub-heading entitled “Principal Investment Strategies.”

Response:	The Trust has added the following disclosure to the “Investment Strategies” section of the International Value Fund:

“The Fund will invest in a broad spectrum of market capitalizations, including Small Cap Companies, companies having market values between $3 billion and $5 billion (“Mid Cap Companies”) and companies having market values of $5 billion or more (“Large Cap Companies”).”

Summary Section – The Delafield Fund and The Select Fund

Comment 7:	Please include Five Year and Ten Year numbers in the Expense Example.

Response:	The Trust responds by making the requested revisions.

Comment 8:
With respect to the italicized disclosure under the sub-heading entitled “Bar Chart and Performance of the [Fund],” please delete the last sentence in this disclosure as it is unnecessarily repetitive.

Response:	The Trust responds by making the requested revision.

Comment 9:	Please delete the “*” footnote reference and related footnote from the Average Annual Total Returns tables.

Response:	The Trust responds by making the requested revision.

Summary Section – The Select Fund

Comment 10:
Please provide, as supplemental information, greater detail with respect to the two predecessors to The Select Fund (the Delafield Select Fund, a series of Natixis Funds Trust II and the Delaware limited partnership), including whether the two predecessors were managed by the same portfolio management team and whether each predecessor was registered.

Response:	Please note the disclosure below is included in the section entitled “Bar Chart and Performance Table of the Select Fund.”

“The Select Fund is the successor to the Delafield Select Fund, a series of Natixis Funds Trust II (the “Predecessor Select Fund”) pursuant to a reorganization that took place on September 28, 2009. The performance information provided for the periods from September 27, 2008 to September 27, 2009 is historical information for the Predecessor Select Fund’s Class Y shares. The Predecessor Select Fund was managed by Reich & Tang Asset Management, LLC and had most of the same portfolio managers, as well as substantially identical investment objectives and investment strategies as the Select Fund.  The performance information provided for periods prior to September 27, 2008 is historical information for the Reich & Tang Concentrated Portfolio L.P. (“Limited Partnership”), which was reorganized into the Predecessor Select Fund on September 26, 2008. In the reorganization of the Limited Partnership, limited partners of the Limited Partnership received Class Y shares of the Predecessor Select Fund and the Limited Partnership’s returns were adjusted to reflect the deduction of the estimated fees and expenses applicable to the Predecessor Select Fund’s Class Y shares based on projected asset levels for the first year of operations of the Class Y shares of the Predecessor Select Fund (not taking into account any fee waivers or expense reimbursements). See “Performance Information” in the Statement of Additional Information (“SAI”).  The Limited Partnership was managed using substantially the same investment objectives, policies and restrictions as those used by the Predecessor Select Fund. However, the Limited Partnership was not registered as an investment company with the SEC. Therefore, it was not subject to the investment restrictions imposed by law on registered mutual funds. If the Limited Partnership had been registered, its performance may have been adversely affected.

Summary Section – The Tocqueville Gold Fund

Comment 11:
Please consider revising the first bullet point under the sub-heading entitled “Who May Want to Invest in the Gold Fund?” to clarify that the term diversified is not intended to indicate that the Gold Fund is a diversified fund under the meaning of the Investment Company Act of 1940, as amended.

Response:	The Trust responds by making the following revision:

“investors who want a diversified portfolio, however diversified is not intended to indicate that the Gold Fund is a diversified fund under the meaning of the Investment Company Act of 1940, as amended”

Prospectus - Investment Objectives, Investment Strategies and Related Risks

Comment 12:
Please review this section to ensure that each Fund’s principal investment strategies (and to the extent applicable, non-principal investment strategies) and related risks are stated in a format that is parallel to each Fund’s Summary Section.

Response:	The Trust has reviewed its disclosure and will make any necessary revisions.

I trust that the Trust’s responses set forth above adequately address your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Cleo Kotis

Cleo Kotis
Secretary
The Tocqueville Trust